UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51906

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MTG LLC d/b/a Betterment Securities**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 West 33rd Street - 11th Floor

(No. and Street)

New York   **NY**   **10001**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman   212-392-4838   richard.feldman@bettermentsecurities.com

(Name)   (Area Code -- Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name -- if individual, state last, first, and middle name)

300 Madison Ave.   **New York**   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **238**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Boris Khentov _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MTG LLC d/b/a Betterment Securities _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
Chief Executive Officer

Notary Public _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MTG LLC DBA BETTERMENT SECURITIES

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Management of MTG LLC dba Betterment Securities

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of MTG LLC dba Betterment Securities (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2026

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

MTG LLC dba Betterment Securities
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	24,435,440
Cash segregated under federal and other regulations		4,549,632
Receivable from Clearing Broker		4,100,630
Customer held fractional shares		541,282,761
Receivable from customers		256,035
Deposits with Clearing Broker		1,010,238
Receivable from affiliate		1,037,826
Receivable from vendors		1,856,866
Prepaid expenses and other assets		209,206
Total assets	$	578,738,634
Liabilities and Member's equity		
Liabilities:		
Payable to customers	$	182,634
Repurchase obligations for customer investments		541,282,761
Accounts payable and accrued expenses		963,797
Payable to Parent		648,032
Payable to affiliate		199,097
Total liabilities		543,276,321
Member's equity		35,462,313
Total liabilities and Member's equity	$	578,738,634

See accompanying notes to the Statement of Financial Condition

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MTG LLC dba Betterment Securities (the "Company"), a New York limited liability company, is wholly owned by Betterment Holdings, Inc. (the "Parent"), a privately held Delaware Corporation. The Company is an omnibus broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is licensed in 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and its headquarters are in New York City. The Company currently operates in one reportable business segment which represents principally all of the Company's operations. The U.S. Dollar is the functional currency of the Company. The Company provides execution, clearing, and custody services for customers introduced by Betterment LLC (the "RIA" or "Adviser"), an SEC registered investment advisor and affiliate of the Company. The Company clears its securities transactions on an omnibus basis through Apex Clearing Corporation ("Apex" or the "Clearing Broker").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Cash and cash equivalents

The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 subject to certain limitations. As of December 31, 2025, the Company held cash balances at four financial institutions, two of which collectively held cash balances of $15,849,125 for the Company in excess of the FDIC insured limit. The Company manages this risk by selecting financial institutions deemed highly creditworthy.

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Such investments are included in cash and cash equivalents in the Statement of Financial Condition, are recorded at fair value, and consist of money market funds.

Income taxes

The Company is an entity that is disregarded as separate from its owner for federal, state, and local income tax purposes. The Company's income is allocated directly to its sole member and the Company is not subject to a corporate level of taxation. Pursuant to Accounting Standards Codification ("ASC") 740, *Income Taxes*, and Accounting Standards Update ("ASU") No. 2019-12, Income Taxes (Topic 740), *Simplifying the Accounting for Income Taxes,* the Company is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, though an entity may elect to do so. Accordingly, no provision has been made for income taxes as the Company has elected not to allocate an income tax provision.

Fair value instruments

Fair value is defined as the price that would be received from selling an asset or the price paid to transfer a liability, or the exit price, in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, *Fair Value Measurement*, the Company uses a three-tier fair value hierarchy to classify and disclose all

assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods after their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Included in Customer held fractional shares in the Statement of Financial Condition, the Company has recorded Level 1 trading securities primarily comprised of Exchanged-Traded Funds of $541,282,761.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, and include cash, cash segregated under federal and other regulations, receivables from clearing organization, receivables from customers and affiliate, deposits with clearing organizations, other assets, accrued expenses and other liabilities, payables to customers, and payables to Parent and affiliate.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains records of credits payable to customers. Credits payable to customers are either maintained in a sweep program under which cash is held in an account at a bank whose deposits are insured by the FDIC or segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The assets maintained in the sweep program are customer funds maintained in a good control location and, as a result, are not included on the Statement of Financial Condition.

NOTE 4 – DEPOSITS HELD BY CLEARING BROKER AND CLEARING ORGANIZATION

Under the terms of the agreement between the Company and the Clearing Broker, the Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. Such clearing deposits are generally retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the correspondent firm, if the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement. Included in deposits with Clearing Broker on the Statement of Financial Condition is a $1,010,238 clearing deposit with the Clearing Broker. As of December 31, 2025, the Company recorded receivables from the Clearing Broker of $4,100,630 for cash balances held at the Clearing Broker in the normal course of business.

NOTE 5 – RECEIVABLE FROM CUSTOMERS AND PAYABLE TO CUSTOMERS

As of December 31, 2025, the Company recorded receivables from customers of $256,035 and payables to customers of $182,634. Receivables from customers primarily result from ACH returns on customer deposits after

securities have been purchased, which results in the customer having a negative cash balance in their brokerage account. These receivables are generally resolved within a few days by selling the securities and recovering the sale proceeds. We have no expectation of credit losses for receivables from customers that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on our assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a customer, or an unsecured balance is outstanding and deemed to be uncollectible, the balance will be written off. The Company is indemnified by the RIA, an SEC registered investment advisor and affiliate of the Company, for losses incurred in connection with unsecured customers' receivables. Receivables from customers are not included in the Company's Rule 15c3-3 reserve computation.

Payables to customers are comprised of customer cash balances in their brokerage account, which typically result from customer cash received at the clearing firm that is not yet swept to customer sweep accounts. Cash balances in the brokerage account are generally swept and assigned to customer accounts the same day they are received but may be delayed due to data reconciliation matters relating to dividend assignments or in-kind transfers. These reconciliation matters are generally resolved and swept to customer accounts within a few days.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related party transactions may include any transaction between entities under common control or with affiliates of the Company.

The Company and the RIA are affiliated through common ownership. The Company maintains an arrangement with the RIA, amended January 1, 2024, under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support. As of December 31, 2025, the RIA owed the Company a net total of $1,037,826, primarily related to this agreement as well as outgoing ACATS fees collected by the RIA on behalf of the Company. The fee logic for assessing ACATS fees from customer accounts resides with the RIA, therefore, these fees are assessed by the RIA and subsequently remitted to the Company.

The Company holds cash at the Clearing Broker on behalf of the RIA to facilitate trading activity. In connection with this arrangement, the Company is in possession of cash that is owed to the RIA. As of December 31, 2025, the Company owed the RIA $199,097, primarily related to this arrangement.

The Company and the Parent maintain an administrative service agreement under which the Parent provides office space, personnel, and technology services to the Company for use in its operations. As of December 31, 2025, the Company owed the Parent $648,032 related to this agreement.

Amounts owed between entities are typically settled on a monthly basis.

It is possible that the terms of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Company may distribute net excess capital to its parent company only to the extent permitted under the applicable regulatory requirements. On April 23, 2025, the Company declared and paid a cash dividend of $10,000,000. The dividend did not cause the Company to fall below any applicable net capital or reserve requirement thresholds, nor did it trigger any early warning notification requirements under Rule 17a-11.

NOTE 7 – INVESTMENT IN FRACTIONAL SHARES AND REPURCHASES OBLIGATION FOR CUSTOMER INVESTMENTS

The Company executes and allocates purchases and sales of investment securities for customers based on advice provided by the RIA. Although transactions are executed in whole share amounts, fractional share balances may be held at the individual customer account level. The Company determined fractional shares held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for by the Company as securities and related secured borrowings. These financial assets and corresponding liabilities are presented as Customer held fractional shares and Repurchase obligations for customer held investments in the Statement of Financial Condition. The Company has elected the fair value option for the repurchase obligation. The fair value of these assets and liabilities is determined by quoted prices in active markets.

NOTE 8 – SEGMENT REPORTING

The Principal Operations Officer serves as the Chief Operating Decision Maker (CODM), responsible for the review of the Company's consolidated operating results, performance assessment, and resource allocation.

The Company's operations constitute a single operating segment, and therefore a single reportable segment, because the CODM manages the business activities using information of the Company taken as a whole. As the Company maintains a single operating segment, no intra-segment transactions exist.

Total assets of the segment align with those reported in the Statement of Financial Condition.

Due to the formal agreement between MTG and its Parent whereby the Parent provides substantially all operational support, the Company does not have any long-lived assets.

NOTE 9 – REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under this provision, the Company elected the Aggregate Indebtedness Standard, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. As of December 31, 2025, the Company had net capital of $32,578,562, which was $32,328,562 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 4.65%.

In addition, the Company maintains records of credits payable to customers and performs a weekly computation to identify customer-related payables. If the calculation results in a payable to customers, the Company is required to reserve this amount in a special reserve account. As of December 31, 2025, the Company had a reserve requirement of $454,353 and held $4,549,632 on deposit in the special reserve account.

NOTE 10 – CONTROL OF SECURITIES

The Company maintains control of all fully paid customer securities by holding them in omnibus accounts at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all fully paid customer securities carried in the account free of any charge or lien. The value of such assets is not included on the Statement of Financial Condition.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event a customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of

loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

NOTE 12 – CONTINGENCIES

The Company may become subject to various legal proceedings, claims, and regulatory matters that may arise in the ordinary course of business. The Company also has been, and may in the future be, the subject of one or more regulatory or self-regulatory organization inquiries, examinations, or enforcement actions. As a result, the Company incurs or may incur expenses related to regulatory matters, including penalties and fines.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 27, 2026, the date the Statement of Financial Condition were available to be issued.